Exhibit 99.1
Home Inns Reports Third Quarter 2010 Financial Results
Revenues Increased 21% Year over Year to RMB 880 Million
Accelerating Development Pace for No Less Than 250 New Hotels in 2011
Shanghai, November 10, 2010 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the quarter ended September 30, 2010.
Third Quarter 2010 Financial Highlights
•	Total revenues for the third quarter increased 20.9% year over year to RMB 879.5 million (US$131.5 million), within the guidance range of RMB 875 million to RMB 895 million.
•
Net income attributable to Home Inns’ shareholders for the quarter was RMB 144.6 million (US$21.6 million), including share-based compensation expenses of RMB 14.2 million (US$2.1 million) and foreign exchange loss of RMB 1.7 million (US$0.3 million). This compared to a net income attributable to Home Inns’ shareholders of RMB 86.7 million in the third quarter of 2009, which included share-based compensation expenses of RMB 7.8 million and gain on buy-back of convertible bonds of RMB 4.3 million.

•
Income from operations for the quarter was RMB 194.2 million (US$29.0 million), compared to that of RMB 107.9 million in the same period of 2009. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 208.4 million (US$31.1 million) for the quarter, compared to RMB 115.6 million in the same period of 2009.

•
EBITDA (non-GAAP) for the quarter was RMB 272.5 million (US$40.7 million). Excluding any share-based compensation expenses, foreign exchange loss and gain on buy-back of convertible bonds, adjusted EBITDA (non-GAAP) for the quarter was RMB 288.4 million (US$43.1 million), compared to RMB 191.0 million in the same period of 2009, representing a year-over-year increase of 51.0%.

•	Diluted earnings per ADS for the quarter were RMB 3.42 (US$0.51), while adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB 3.79 (US$0.57).
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6905 to US$1.00, the effective noon buying rate as of September 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Diluted earnings per ADS and adjusted diluted earnings per ADS (non-GAAP) exclude gain on buy-back of convertible bonds. Adjusted diluted earnings per ADS (non-GAAP) also exclude foreign exchange loss and share-based compensation expenses. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
“Continuing with the second quarter momentum, we delivered another strong quarter. The overall economic growth and market conditions in China remain stable. This enabled performance enhancements in all Home Inns hotels. Our system-wide RevPAR increased both year over year and sequentially,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “Throughout the quarter, Shanghai World Expo provided event-driven premium to our hotels in Shanghai. We are particularly excited to see the average daily rates for hotels outside of Shanghai also increased both year over year and sequentially. This came as a result of our sound strategy in developing presence across China including lower tier markets with tremendous growth potential.”

Operational Highlights
•
During the third quarter of 2010, Home Inns opened 55 new hotels, including 15 new leased-and-operated hotels and 40 new franchised-and-managed hotels. There was 1 leased-and-operated hotel closure due to municipal city planning. As of September 30, 2010, the Home Inns hotel chain operated 728 hotels across 134 cities in China, of which 404 were leased-and-operated hotels, including one H Hotel (Home Inns’ experimental midscale brand hotel), and 324 were franchised-and-managed hotels. The average number of guest rooms per hotel was 116.

•	In addition, Home Inns had 54 leased-and-operated hotels and 60 franchised-and-managed hotels contracted or under construction as of September 30, 2010.
•
As of September 30, 2010, Home Inns had 3.31 million active non-corporate members, representing a 46% increase from 2.26 million as of September 30, 2009. Room nights sold to active non-corporate members consistently represented over 50% of total room nights sold.

•
The occupancy rate for all hotels in operation was 96.7% in the third quarter of 2010, compared with 97.0% in the same period in 2009 and 96.4% in the previous quarter. The slight decrease in occupancy rate year-over-year was mainly due to lower volume during the lunar Mid-autumn Festival a few days prior to the October Golden Week holidays. The 2009 lunar Mid-autumn Festival coincided with October Golden Week holidays on October 3rd.

•
RevPAR, defined as revenue per available room, was RMB 183 in the third quarter of 2010, compared with RMB 157 in the same period in 2009 and RMB 171 in the previous quarter. The year-over-year and sequential RevPAR increases were attributable to a higher average daily rate, or ADR. The upward price adjustments in mature hotels since March 2010 and the World Expo in Shanghai led to higher ADR year over year, while the sequential increase in ADR was further driven by World Expo on a full quarter basis versus a partial impact in the second quarter.

•
RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 188 for the third quarter of 2010, compared to RMB 161 for the same group of hotels in the third quarter of 2009. This positive comparison was attributable to a higher ADR.

“We are on track to open 65 to 70 leased-and-operated hotels and 130 to 135 franchise-and-managed hotels in 2010. Further, we are accelerating our development pace and targeting to open no less than 250 new hotels in 2011. While we open our 1,000th hotel in 2011, we will also add 3 to 4 midscale hotels under the “Yitel” brand, our newly launched midscale market product,” continued Mr. Sun. “The Shanghai World Expo opened a new chapter for China’s travel and lodging industry. Home Inns is well positioned to capture the long-term benefits from both volume expansions and quality improvements in this growing sector.”
Third Quarter 2010 Financial Results
For the third quarter of 2010, Home Inns’ total revenues increased by 20.9% year over year to RMB 879.9 million (US$131.5 million).

Total revenues from leased-and-operated hotels for the third quarter of 2010 were RMB 804.7 million (US$120.3 million), representing a 17.4% increase year over year and an 8.2% increase sequentially. The increases were mainly driven by a greater number of mature hotels and a higher RevPAR as discussed above.
Total revenues from franchised-and-managed hotels for the third quarter of 2010 were RMB 74.8 million (US$11.2 million), representing a 79.6% increase year over year and an 18.4% increase sequentially. The increases in revenues from franchised-and-managed hotels for the quarter were mainly driven by a larger number of such hotels in operation. Home Inns opened 40 new franchised-and-managed hotels during the third quarter of 2010.
Total operating costs and expenses for the third quarter of 2010 were RMB 633.5 million (US$94.7 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter increased 9.0% from the same quarter last year to RMB 619.3 million (US$92.6 million), representing 70.4% of total revenues, compared with 78.1% for the same quarter last year and 70.7% for the previous quarter.
Total leased-and-operated hotel costs for the third quarter of 2010 were RMB 557.9 million (US$83.4 million), representing 69.3% of the leased-and-operated hotel revenues. This compared to 76.1% for the same quarter in 2009 and 69.6% for the previous quarter. The year-over-year decrease in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues was mainly due to a larger revenue base while the leased-and-operated hotel cost structure remained stable.
Sales and marketing expenses for the third quarter of 2010 were RMB 9.9 million (US$1.5 million), or 1.1% of total revenues. Sales and marketing expenses increased by 38.3% year over year and by 15.8% sequentially mainly with Shanghai Expo related advertising spending.
General and administrative expenses for the third quarter of 2010 were RMB 65.7 million (US$9.8 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 51.5 million (US$7.7 million), or 5.9% of the total revenues, compared with 5.4% of the total revenues in the same period of 2009 and 5.4% in the previous quarter.
The above resulted in an income from operations for the quarter of RMB 194.2 million (US$29.0 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 208.4 million (US$31.1 million), compared to an income from operations of RMB 115.6 million in the same period of 2009 and an income from operations of RMB 188.0 million in the previous quarter. The main reasons for the year-over-year increase in income from operations were higher revenues as well as better leased-and-operated hotel expense ratios. The main reason for the sequential increase in income from operations was higher RevPAR in the quarter, partially offset by seasonally higher utility costs and higher pre-opening costs for hotels under development.
EBITDA (non-GAAP) for the third quarter of 2010 was RMB 272.5 million (US$40.7 million). Excluding any share-based compensation expenses, foreign exchange loss and gain on buy-back of convertible bonds, adjusted EBITDA (non-GAAP) was RMB 288.4 million (US$43.1 million), or 32.8% of total revenues, representing an increase of 51.0% from the same period a year ago and a margin rate improvement of 6.5 percentage points year over year.
Net income attributable to Home Inns’ shareholders for the quarter was RMB 144.6 million (US$21.6 million). Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss and gain on buy-back of convertible bonds, was RMB 160.4 million (US$24.0 million) for the third quarter of 2010, compared with that of RMB 90.2 million from the same period a year ago.

For the third quarter of 2010, basic earnings per share were RMB 1.79 (US$0.27), while diluted earnings per share were RMB 1.71 (US$0.26). Basic earnings per ADS were RMB 3.57 (US$0.53), while diluted earnings per ADS were RMB 3.42 (US$0.51). Excluding any share-based compensation expenses, foreign exchange loss and gain on buy-back of convertible bonds, adjusted basic earnings per share (non-GAAP) were RMB 1.98 (US$0.30), while adjusted diluted earnings per share (non-GAAP) were RMB 1.89 (US$0.28). Adjusted basic earnings per ADS (non-GAAP) were RMB 3.96 (US$0.59), and adjusted diluted earnings per ADS (non-GAAP) were RMB 3.79 (US$0.57).
Net operating cash flow for the third quarter of 2010 was RMB 330.5 million (US$49.4 million) representing a 43.0% increase from the third quarter of 2009. Capitalized expenditures for the quarter were RMB 175.8 million (US$26.3 million), while related cash paid for capital expenditures during the quarter was RMB 87.9 million (US$13.1 million).
At the end of the third quarter of 2010, Home Inns had cash and cash equivalents of RMB 1.16 billion (US$173.2 million), and the outstanding balance of its convertible bonds was RMB 159.2 million (US$23.8 million) including principal and accrued interest.
Outlook for Fourth Quarter of 2010
Home Inns expects its total revenues in the fourth quarter of 2010 to be in the range of RMB 795 million (US$118.8 million) to RMB 815 million (US$121.8 million), representing a 14-17% year-over-year increase. Our full year guidance of 20-24% revenue growth remains unchanged. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 8 PM on November 10, 2010 U.S. Eastern Standard Time (9 AM on November 11, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. (toll free):	+1.866.730.5767
U.S. and International:	+1.857.350.1591

Passcode for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until the end of November 17, 2010 U.S. Eastern Standard Time.

U.S. toll free:	+1.888.286.8010
International:	+1.617.801.6888
Passcode:	41059641
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures: total operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
     Ethan Ruan
     Home Inns & Hotels Management Inc.
     Tel: +86-21-3401-9898 x2004
     Email: zjruan@homeinns.com
     Tom Evrard
     FD Beijing
     Tel: +86-10-8591-1951
     Email: tom.evrard@fd.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2009	September 30, 2010
	RMB ’000	RMB ’000	US$ ’000
ASSETS
Current assets:
Cash and cash equivalents	829,592	1,158,962	173,225
Accounts receivable	32,069	47,574	7,111
Receivables from related parties	3,136	4,385	655
Consumables	15,319	15,586	2,330
Prepayments and other current assets	53,054	72,186	10,789
Deferred tax assets, current	38,918	38,475	5,751

Total current assets	972,088	1,337,168	199,861

Property and equipment, net	1,905,307	1,971,541	294,678
Goodwill	390,882	390,882	58,423
Intangible assets, net	43,184	42,527	6,356
Other assets	33,861	42,891	6,411
Deferred tax assets, non-current	109,626	103,883	15,527

Total assets	3,454,948	3,888,892	581,256

LIABILITIES
Current liabilities:
Accounts payable	21,654	25,146	3,758
Payables to related parties	3,815	7,459	1,115
Convertible bond, current	363,506	159,204	23,796
Salaries and welfare payable	103,667	131,457	19,648
Income tax payable	61,764	69,509	10,389
Other taxes payable	15,361	15,278	2,284
Deferred revenues	57,232	65,395	9,774
Accruals for customer reward program	13,331	17,340	2,592
Other unpaid and accruals	67,502	61,493	9,191
Other payables	217,798	356,902	53,343

Total current liabilities	925,630	909,183	135,890

Deferred rental	155,612	175,521	26,234
Deferred revenues, non-current	45,240	54,036	8,077
Deposits	20,735	28,894	4,319
Unfavorable lease liability	14,585	13,555	2,026
Deferred tax liability, non-current	11,577	11,425	1,708

Total liabilities	1,173,379	1,192,614	178,254

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 80,303,510 and 81,484,766 shares issued and outstanding as of December 31, 2009 and September 30, 2010, respectively)	3,209	3,249	486

Additional paid-in capital	1,798,086	1,890,145	282,512

Statutory reserves	67,591	67,591	10,103

Retained earnings	399,218	725,672	108,463

Total Home Inns shareholders’ equity	2,268,104	2,686,657	401,564

Noncontrolling interests	13,465	9,621	1,438

Total shareholders’ equity	2,281,569	2,696,278	403,002

Total liabilities and shareholders’ equity	3,454,948	3,888,892	581,256

	—	—	—

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6905 on September 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000

Revenues:
Leased-and-operated hotels	685,729	743,754	804,726	120,279
Franchised-and-managed hotels	41,640	63,145	74,792	11,179

Total revenues	727,369	806,899	879,518	131,458
Less: Business tax and related surcharges	(43,798)	(48,842)	(51,822)	(7,746)

Net revenues	683,571	758,057	827,696	123,712

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(198,313)	(197,839)	(221,654)	(33,130)
Personnel costs	(126,936)	(128,961)	(135,283)	(20,220)
Depreciation and amortization	(70,985)	(75,487)	(75,353)	(11,263)
Consumables, food and beverage	(48,645)	(38,920)	(44,036)	(6,582)
Others	(76,732)	(76,481)	(81,573)	(12,192)

Total leased-and-operated hotel costs	(521,611)	(517,688)	(557,899)	(83,387)

Sales and marketing expenses	(7,177)	(8,574)	(9,927)	(1,484)
General and administrative expenses*	(46,925)	(57,861)	(65,688)	(9,818)

Total operating costs and expenses	(575,713)	(584,123)	(633,514)	(94,689)

Income from operations	107,858	173,934	194,182	29,023

Interest income	1,364	1,780	2,685	401
Interest expense	(2,212)	(293)	(406)	(61)
Gain on buy-back of convertible bond	4,305	1,980	—	—
Other non-operating income	3,395	10,004	4,790	716
Foreign exchange loss	(34)	(504)	(1,673)	(250)

Income before income tax expense and noncontrolling interests	114,676	186,901	199,578	29,829

Income tax expense	(26,557)	(49,213)	(52,691)	(7,875)

Net income	88,119	137,688	146,887	21,954

Less: Net income attributable to noncontrolling interests	(1,379)	(1,847)	(2,327)	(348)

Net income attributable to Home Inns’ shareholders	86,740	135,841	144,560	21,606

Earnings per share
— Basic	1.10	1.69	1.79	0.27

— Diluted	0.99	1.59	1.71	0.26

Weighted average ordinary shares outstanding
— Basic	79,164	80,517	80,950	80,950

— Diluted	84,018	84,364	84,706	84,706

* Share-based compensation expense was included in the statement of operations as follows:

General and administrative expenses	7,759	14,035	14,172	2,118

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6905 on September 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(557,899)	63.4%	—	0.0%	(557,899)	63.4%
Sales and marketing expenses	(9,927)	1.1%	—	0.0%	(9,927)	1.1%
General and administrative expenses	(65,688)	7.5%	14,172	1.6%	(51,516)	5.9%

Total operating costs and expenses	(633,514)	72.0%	14,172	1.6%	(619,342)	70.4%

Income from operations	194,182	22.1%	14,172	1.6%	208,354	23.7%

	Quarter Ended September 30, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(83,387)	63.4%	—	0.0%	(83,387)	63.4%
Sales and marketing expenses	(1,484)	1.1%	—	0.0%	(1,484)	1.1%
General and administrative expenses	(9,818)	7.5%	2,118	1.6%	(7,700)	5.9%

Total operating costs and expenses	(94,689)	72.0%	2,118	1.6%	(92,571)	70.4%

Income from operations	29,023	22.1%	2,118	1.6%	31,141	23.7%

	Quarter Ended June 30, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(517,688)	64.2%	—	0.0%	(517,688)	64.2%
Sales and marketing expenses	(8,574)	1.1%	—	0.0%	(8,574)	1.1%
General and administrative expenses	(57,861)	7.2%	14,035	1.7%	(43,826)	5.4%

Total operating costs and expenses	(584,123)	72.4%	14,035	1.7%	(570,088)	70.7%

Income from operations	173,934	21.6%	14,035	1.7%	187,969	23.3%

	Quarter Ended September 30, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(521,611)	71.7%	—	0.0%	(521,611)	71.7%
Sales and marketing expenses	(7,177)	1.0%	—	0.0%	(7,177)	1.0%
General and administrative expenses	(46,925)	6.5%	7,759	1.1%	(39,166)	5.4%

Total operating costs and expenses	(575,713)	79.2%	7,759	1.1%	(567,954)	78.1%

Income from operations	107,858	14.8%	7,759	1.1%	115,617	15.9%

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6905 on September 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders (GAAP)	86,740	135,841	144,560	21,606

Foreign exchange loss	34	504	1,673	250

Share-based compensation	7,759	14,035	14,172	2,118

Gain on buy-back of convertible bond	(4,305)	(1,980)	—	—

Adjusted net income attributable to Home Inns’ shareholders (Non-GAAP) (Net income attributable to Home Inns’ shareholders excluding foreign exchange loss, share-based compensation and gain on buy-back of convertible bond)	90,228	148,400	160,405	23,974

	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	1.10	1.69	1.79	0.27

— Diluted	0.99	1.59	1.71	0.26

Weighted average ordinary shares outstanding
— Basic	79,164	80,517	80,950	80,950

— Diluted	84,018	84,364	84,706	84,706

Adjusted earnings per share (Non-GAAP) (Earnings per share excluding foreign exchange loss, share-based compensation and gain on buy-back of convertible bond)
— Basic	1.14	1.84	1.98	0.30

— Diluted	1.07	1.76	1.89	0.28

Weighted average ordinary shares outstanding
— Basic	79,164	80,517	80,950	80,950

— Diluted	84,018	84,364	84,706	84,706

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6905 on September 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders	86,740	135,841	144,560	21,606
Interest income	(1,364)	(1,780)	(2,685)	(401)
Interest expenses	2,212	293	406	61
Income tax expense	26,557	49,213	52,691	7,875
Depreciation and amortization	73,317	78,076	77,556	11,592

EBITDA (Non-GAAP)	187,462	261,643	272,528	40,733

Foreign exchange loss	34	504	1,673	250
Share-based compensation	7,759	14,035	14,172	2,118
Gain on buy-back of convertible bond	(4,305)	(1,980)	—	—

Adjusted EBITDA (Non-GAAP) (EBITDA excluding foreign exchange loss, share-based compensation and gain on buy-back of convertible bond)	190,950	274,202	288,373	43,101

%of total revenue	26.3%	34.0%	32.8%	32.8%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	September 30,	June 30,	September 30,
	2009	2010	2010

Total Hotels in operation:	583	674	728
Leased-and-operated hotels	377	390	404
Franchised-and-managed hotels	206	284	324
Total rooms	68,044	78,231	84,621
Occupancy rate (as a percentage)	97.0%	96.4%	96.7%
Average daily rate (in RMB)	161	177	189
RevPAR (in RMB)	157	171	183
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,	September 30,
	2009	2010
Total Hotels in operation:	513	513
Leased-and-operated hotels	350	350
Franchised-and-managed hotels	163	163
Total rooms	60,721	60,721
Occupancy rate (as a percentage)	99%	98%
Average daily rate (in RMB)	163	192
RevPAR (in RMB)	161	188

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.